Exhibit 99.1

News release via Canada NewsWire, Calgary 403-269-7605

    Attention Business/Financial Editors:
    Canetic Resources Trust announces solid first quarter 2007 financial and operating results

    CALGARY, May 9 /CNW/ - (CNE.UN - TSX; CNE - NYSE) - Canetic Resources
Trust ("Canetic" or the "Trust" or "we") is pleased to announce its operating and financial results for the three months ending March 31, 2007.
    "The first quarter of 2007 marked another quarter of consistent production and operating results for Canetic," noted Paul Charron, President and Chief Executive Officer of Canetic. "We remain focused on executing our capital program and leveraging the extensive inventory of development opportunities available within our sizeable asset portfolio. We exited the first quarter ahead of forecast and remain encouraged by the strong results of our capital program to date."

    HIGHLIGHTS OF THE FIRST QUARTER INCLUDE:

    <<
    -   Canetic posted the second consecutive quarter of average daily production in excess of 80,000 barrels of oil equivalent ("boe") per day, exiting the quarter ahead of forecast due to strong production additions from drilling activity during the fourth quarter of 2006 and positive results from optimization and drilling activity during the first quarter of 2007. Daily production for the quarter averaged
        80,027 boe per day, 10 percent higher than the 72,737 boe per day produced in the first quarter of 2006 and essentially unchanged from the average of 80,276 boe per day produced during the fourth quarter of 2006. Canetic currently estimates that at the end of the first quarter approximately 2,500 boe per day of production remains to be tied in. It is expected that these volumes will be brought on stream throughout the remainder of the year.

    -   Canetic completed the largest first quarter operated development program in its history, drilling 45 gross (41.1 net) operated wells with a success rate of 98 percent. Including non-operated activity,
        Canetic participated in the drilling of 97 gross (58.7 net) wells incurring net development expenditures of $148.1 million.

    -   Funds flow from operations for the first quarter of 2007 totalled
        $190.4 million ($0.83 per diluted unit), an increase of 12 percent from $170.1 million ($0.75 per diluted unit) in the fourth quarter of
        2006 and essentially unchanged from $194.7 million ($0.96 per diluted unit) in the first quarter of 2006.

    -   Distributions declared during the quarter totalled $129.2 million
        ($0.57 per unit) resulting in a payout ratio of approximately
        68 percent, in line with our target payout ratio of 60 to 70 percent.

    -   Subsequent to quarter end, Canetic disposed of certain miscellaneous producing assets in northeast Alberta with approximately 1,000 boe per day of associated production for total proceeds of $46.1 million.
        The transaction closed April 30, 2007.

    All unitholders and interested parties are invited to attend our Annual
Meeting on May 9, 2007 at 3:00 p.m. local time at the Hyatt Regency Hotel, 700
Centre Street S.E., Calgary, Alberta.

    FINANCIAL AND OPERATING SUMMARY

                                               Three Months Ended March 31
    -------------------------------------------------------------------------
    ($millions except per share amounts)      2007       2006(1)      change
    -------------------------------------------------------------------------
    FINANCIAL
    Gross revenue                            366.2        350.3           5%
    Funds flow from operations(2)            190.4        194.7          -2%
      Per unit - basic                        0.84         0.97         -13%
      Per unit - diluted                      0.83         0.96         -14%
    Net earnings (loss)                       (6.9)        59.2        -112%
      Per unit - basic                       (0.03)        0.29        -110%
      Per unit - diluted                     (0.03)        0.29        -110%
    Cash distributions declared              129.2        138.6          -7%
      Per unit                               0.570        0.690         -17%
    Payout ratio(2)                            68%          71%          -4%
    -------------------------------------------------------------------------
    Capital expenditures
      Net development expenditures           148.1         67.0         121%
      Net capital expenditures               152.0      2,582.6         -94%
    Total assets                           5,784.5      4,937.4          17%
    Long-term debt                         1,348.7        838.1          61%
    Net debt (excluding financial
     derivatives)(2)                       1,397.0        828.0          69%
    Unitholders' equity                    3,387.4      3,282.2           3%
    -------------------------------------------------------------------------
    Weighted average trust units
     outstanding (000s)(1)                 226,466      200,705          13%
    Trust units outstanding at period
     end (000s)(1)                         226,938      201,182          13%
    -------------------------------------------------------------------------
    OPERATING
    Production(2)
      Natural gas (mmcf/d)                   220.1        176.1          25%
      Crude oil (bbl/d)                     36,421       37,625          -3%
      Natural gas liquids (bbl/d)            6,916        5,763          20%
      Crude oil and NGLs (bbl/d)            43,337       43,388            -
      Barrel of oil equivalent
       (boe/d) (at) 6:1                     80,027       72,737          10%
    -------------------------------------------------------------------------
    Average prices(2)
      Natural gas ($/mcf)                     7.65         8.94         -14%
      Natural gas ($/mcf) (including
       financial instruments)                 7.88         9.13         -14%
      Crude oil ($/bbl)                      57.23        54.33           5%
      Crude oil ($/bbl) (including
       financial instruments)                56.95        51.08          11%
      Natural gas liquids ($/bbl)            43.12        46.86          -8%
    -------------------------------------------------------------------------
    Total ($/boe)                            50.85        53.52          -5%
    Total ($/boe) (including financial
     instruments)                            51.36        52.22          -2%
    -------------------------------------------------------------------------
    Drilling activity (gross)
      Natural gas                               46           62            -
      Oil                                       45           37            -
      Other                                      2            2            -
      Dry and abandoned                          4            2            -
    -------------------------------------------------------------------------
    Total gross wells                           97          103            -
    -------------------------------------------------------------------------
    Total net wells                           58.7         53.4            -
    -------------------------------------------------------------------------
    Success rate (%)                           96%          98%            -
    -------------------------------------------------------------------------
    (1) The merger of Acclaim Energy Trust ("Acclaim") and StarPoint Energy
        Trust ("StarPoint") has been accounted for as a purchase of StarPoint by Acclaim. Accordingly, the financial and operating results of
        StarPoint have been included from the date of acquisition, January 5,
        2006. All disclosures of units and per unit amounts of Acclaim up to the merger on January 5, 2006 have been restated using the exchange ratio of 0.8333 of a Canetic unit for each Acclaim unit.
    (2) Please refer to the Advisory section regarding forward-looking statements of this news release for definitions of Non-GAAP terms and frequently recurring terms and abbreviations. The payout ratio is calculated as cash distributions divided by funds flow from operations.
    >>

    PRESIDENT'S MESSAGE

    The first quarter of 2007 marked another solid quarter for Canetic. We continue to focus on the exploitation of our large asset base and the extensive development opportunities it provides. The first quarter of 2007 represented the most significant quarterly operated program in our history.
During the quarter Canetic participated in the drilling of 97 gross wells and incurred $148.1 million in development expenditures. Production additions from recent drilling and development activity largely mitigated natural production declines with an estimated 2,500 boe per day awaiting tie in at the end of the first quarter. Although we have not seen a significant decrease to date, we remain optimistic that service sector costs will continue to come down throughout the remainder of the year and that our already strong capital efficiencies will continue to improve. For the remainder of the year, Canetic will remain focused on executing an effective capital program and meeting targeted operational and cost efficiency metrics essential to being a top performer. We are pleased with the outcome of our efforts to date and remain solidly on track to deliver consistent and predictable results in future quarters.

    FINANCIAL AND OPERATING RESULTS

    Production volumes averaged 80,027 boe per day for the three months ended
March 31, 2007, compared to 72,737 boe per day for the same period in 2006.
The 10 percent increase in average production results from the Samson acquisition which closed on August 31, 2006. Relative to the fourth quarter of
2006, production volumes were essentially unchanged due to production additions from our capital programs in the fourth quarter of 2006 and first quarter 2007.
    Canetic's gross revenue increased five percent for the first quarter of
2007 to $366.2 million from $350.3 million for the same period in 2006. The increase is due to incremental production volumes associated with the Samson acquisition and our capital program, partly offset by lower combined realized commodity prices during the quarter.
    Funds flow from operations totalled $190.4 million or $0.83 per diluted unit for the three months ended March 31, 2007, representing a 12 percent increase from $170.1 million, or $0.75 per diluted unit during the fourth quarter of 2006. In comparison to the same period in 2006, funds flow from operations decreased two percent from $194.7 million or $0.96 per diluted unit. We expect that funds flow from operations, together with borrowings under our credit facility and proceeds from property dispositions will be sufficient to finance our operations and planned capital activity. Although our debt levels may fluctuate from quarter to quarter based on our capital program, it is our intent to exit 2007 at levels similar to 2006.
    Canetic recorded a net loss of $6.9 million or ($0.03) per diluted unit for the first quarter of 2007. For the same period in 2006, Canetic recorded net earnings of $59.2 million or $0.29 per diluted unit. The decrease in net earnings is primarily due to accounting for unrealized gains and losses on financial derivatives. Net earnings in the most recent quarter reflects a
$45.4 million unrealized hedging loss based on the mark-to-market price of crude oil and natural gas at March 31, 2007.
    The price of West Texas Intermediate crude averaged US$58.27/bbl during the first quarter of 2007, down eight percent from the average price of
US$63.53/bbl for the same period in 2006 and three percent from an average of
US$60.22 per bbl in the fourth quarter of 2006. For the three months ended
March 31, 2007, we received an average oil price of $57.23/bbl as compared to
$54.33/bbl for the comparable period in 2006. Our average oil price during the quarter increased eight percent from an average of $53.23/bbl reported during the fourth quarter of 2006.
    Our average natural gas price was $7.65/mcf for the three months ended
March 31, 2007 as compared to $8.94/mcf during the same period in 2006. The fourth quarter 2006 natural gas price averaged $6.90/mcf. The AECO Daily Index gas price averaged $7.39/mcf during the quarter, down 2 percent from the average price of $7.52/mcf for the same period in 2006.

    Canetic's first quarter operating costs, net of processing fees and unit-based compensation, increased to $68.8 million in 2007 compared to
$55.6 million during the same period in 2006. On a unit-of-production basis, operating costs averaged $9.55 per boe compared to $8.49 per boe a year earlier, an increase of 12 percent. During the fourth quarter of 2006, operating costs before unit-based compensation totalled $71.4 million or $9.67 per boe. In general, the industry has been impacted by higher field service costs including higher energy and fuel costs, labour, trucking and other related mechanical services.
    Canetic's operating netback for the first quarter of 2007 was $31.04 per boe, a nine percent decrease from $34.10 per boe in the first quarter of 2006.
Canetic's netback was impacted by a 14 percent decrease in the average realized price of natural gas on a year-over-year basis.

    REVIEW OF OPERATIONS

    The first quarter of 2007 was marked by the largest and most aggressive first quarter operated drilling and optimization program in the Trust's history. During the quarter Canetic drilled 45 gross operated (41.1 net)
wells, comprised of 31 gross (28.8 net) oil wells, 13 gross (11.3 net) gas wells and one D&A well. In addition, we participated in the drilling of an additional 14 gross (2.6 net) oil wells and 33 gross (14.0 net) gas wells operated by third parties, including 15 gross (11.6 net) coalbed methane wells.

    Highlights of the first quarter capital program include:

    <<
    -   Continuation of our successful infill drilling, re-completion and optimization program in Acheson including completion of a 10 well drilling program, targeting primarily Detrital oil, with better than anticipated results. The majority of related production was on-stream by early April. The success of this program has led to identification of new prospects to be included in follow-up drilling programs.

    -   Canetic commissioned its new 20 million cubic feet ("mmcf") per day gas plant at Willesden Green late in the first quarter. Wells on production in the new plant include a six well program from the first quarter in addition to Nordegg and Rock Creek wells that were drilled late in the fourth quarter of 2006 and completed in the new year. We plan to continue development in the Willesden Green area through 2007 with a target to maintain the facility at capacity.

    -   Completion of a successful three well program in the Hoadley area, including two oil wells and one gas well targeting the Glauconite formation. The gas well was the first well drilled by Canetic on the recently acquired Samson assets and has production tested at approximately 1.6 mmcf per day. Due to the success of this program,
        Canetic has elected to proceed with immediate development of additional prospects on these lands that will be drilled throughout the remainder of the year.

    -   Conclusion of a successful drilling program at Clarke Lake targeting higher risk natural gas in the Slave Point formation. Given the success of the first well drilled in early February, Canetic elected to pursue drilling of an additional two well locations resulting in a total of two successful wells. Canetic anticipates initial production rates, on a combined basis, of 900 boe per day when related facilities and infrastructure are put in place at the end of the second quarter. Canetic expects these wells will provide stable, very low decline production rates with long-life reserves. As part of the larger Clarke Lake Slave Point pool that has produced over
        1.8 trillion cubic feet of gas to date, these wells have significant potential for meaningful reserves capture.

    -   An efficient seven well heavy oil program in the Lloydminster area.
        All wells were on production at the end of the quarter with an average of only eight days from rig release to production. The program targeted multi-zone horizons in the GP, Sparky and McLaren formations which resulted in stable initial production of 50 to
        55 boe per day per well with additional up-hole opportunities in many of the wells. Canetic has identified an additional 10 to 15-well program which will be pursued in the latter part of 2007 or early in
        2008.

    -   Successful completion of Canetic's second horizontal well in the
        Tracy Mountain/Davis Creek area of North Dakota. Results of the well met expectations with initial rates of 200 boe per day and should result in low decline, long-life reserves capture. Canetic has identified further opportunities which will be pursued in coming months.

    CAPITAL EXPENDITURES

    In 2007, we have continued to increase our focus on exploiting our reserve base, drilling new wells and optimizing existing production. Capital expenditures for the quarter were as follows:

                                                 Three Months Ended March 31
    -------------------------------------------------------------------------
    Capital Expenditures ($000s)                           2007         2006
    -------------------------------------------------------------------------
    Land                                                  1,759        2,782
    Geological and geophysical                              140        1,133
    Drilling and completion                             103,679       47,868
    Production equipment and facilities                  42,495       15,231
    -------------------------------------------------------------------------
    Net development expenditures                        148,073       67,014
    StarPoint acquisition                                     -    2,511,746
    Minor property acquisitions                             919            -
    Minor property dispositions                          (2,957)           -
    -------------------------------------------------------------------------
    Net capital expenditures                            146,035    2,578,760
    Office                                                3,099          352
    Asset retirement obligation change in estimate        1,270          925
    Capitalized compensation                              1,562        2,559
    -------------------------------------------------------------------------
    Total capital expenditures                          151,966    2,582,596
    -------------------------------------------------------------------------

    COMMODITY PRICE RISK MANAGEMENT

    During the first quarter of 2007, Canetic recorded a realized financial derivative gain of $3.7 million as compared to a loss of $8.0 million for the same period in 2006.

    Commodity commitments have been put in place for 2007 and beyond as noted
below:

    Commodity Contracts
    -------------------------------------------------------------------------

    -------------------------------------------------------------------------
    Natural Gas                                 Q1       Summer       Winter
                                              2007         2007    2007-2008
                                                       (Apr 1 -     (Nov 1 -
                                                        Oct 31)      Mar 31)
    -------------------------------------------------------------------------
    Fixed Price Volume (Gj/d)                5,000       50,000        2,000
    Fixed Price Average ($/Gj)          $     8.47   $     7.32   $     8.47
    Collars Volume (Gj/d)                  100,000       80,000       90,000
    Collar Floors ($/Gj)                $     7.70   $     6.74   $     7.00
    Collar Caps ($/Gj)                  $    13.08   $     9.62   $    11.23
    -------------------------------------------------------------------------
    Total Volume Hedged (Gj/d)             105,000      130,000       92,000
    -------------------------------------------------------------------------

    Crude Oil                                              2007         2008
    -------------------------------------------------------------------------
    CDN Denominated Fixed Price Volumes                   8,000          250
    CDN Denominated Fixed Price Average              $    67.26   $    72.20
    U.S. Denominated Fixed Price Volume                   1,500            -
    U.S. Denominated Fixed Price Average             $    48.11            -
    Collars Volume (bbl/d)                                6,000        5,000
    Collar Floors ($US/bbl)                          $    58.00   $    63.00
    Collar Caps ($US/bbl)                            $    80.76   $    83.23
    -------------------------------------------------------------------------
    Total Volume Hedged (bbl/d)                          15,500        5,250
    -------------------------------------------------------------------------
    >>

    UPDATE ON PROPOSED TAX LEGISLATION AFFECTING INCOME TRUSTS

    On October 31, 2006, the Federal Government announced a proposal to introduce a new tax on publicly traded income trusts beginning in 2011.
Despite recommendations from the Standing Committee on Finance which sought to reduce the impact of this proposal, the Government has elected to proceed with this initiative in a form essentially unchanged from their original proposal.
The 2007 federal budget was tabled in the House of Commons on March 19, 2007.
Certain provisions of this budget, along with the tax proposal, have now been introduced as Bill C-52 into the House of Commons. The bill is currently at the second reading stage and is anticipated to move to the Standing Committee on Finance for review in the upcoming weeks.
    Should the legislation be enacted as currently proposed, the Trust will effectively become subject to tax in 2011 on earnings in excess of available tax pools ($1.8 billion as at December 31, 2006), in a similar manner as a corporation.
    Canetic continues to review our business and the potential alternatives available to the Trust in context of the proposed legislation, however, it remains premature at this time to determine what Canetic's course of action will be as 2011 approaches. We encourage unitholders to continue to voice their concerns to the Canadian Government in respect of this proposal.

    OUTLOOK

    During the first quarter, Canetic remained focused on the continued
exploitation of our broad inventory of development opportunities while continuing to tie-in volumes related to our successful 2006 fourth quarter drilling program. We were able to achieve our objective of mitigating production declines during the quarter and believe the production volatility that resulted from the loss of Leduc D3a pool production at Acheson and start-up issues at Mitsue during 2006 are largely behind us. We are continuing our track record of strong results from our drilling and optimization programs and continue to add production, including volumes awaiting tie-in, in-line with our targeted efficiency rate of $22,000 to $24,000 per flowing boe.
    Although Canetic continues to experience increasing operating costs on a unit-of-production basis, we maintain our commitment to managing operational efficiencies and optimizing field netbacks in all areas where we do business.
Our original estimate of $8.50 to $9.50 per boe operating costs for 2007 was negatively impacted by cold weather and associated repairs and maintenance during the first quarter of 2007. As we continue to experience higher field costs throughout our asset base reflecting the historically high levels of industry activity, considerable effort and focus is being given to operational efficiencies which will help to control operating costs on a unit-of-production basis. We currently estimate operating costs to average
$9.00 to $10.00 per boe for the remainder of 2007.
    Despite the disposition, effective April 30, 2007, of approximately 1,000 boe per day of production, which was not originally included in our previous production guidance, we believe the strength of our development program will enable us to increase the lower end of our previous production guidance of
75,500 to 80,000 boe per day by 1,000 boe per day to reflect revised guidance of 76,500 to 80,000 boe per day for the full year 2007. Given current commodity prices, this production target should result in a payout ratio of 65 to 70 percent at current distribution levels of $0.19 per unit per month. The balance of funds flow from operations will be utilized to fund a significant portion of our 2007 capital expenditure program. Canetic currently expects that average production volumes for the second quarter of 2007 will decline by approximately two to three percent over the quarter as a result temporary production outages related to turnarounds and maintenance activities anticipated to be undertaken by Canetic and other third party operators of
Canetic utilized facilities during the quarter.
    We remain excited about the future prospects of Canetic. Our continuing strategy has always been to build a significant asset base and a team of people that could generate long-term value for our unitholders. We believe that we have created an entity that is well positioned for the long-term, with significant asset depth and diversity, extensive development opportunities and a quality team of people to exploit those opportunities. Our current focus is to develop our assets and extract the promised value for our unitholders, however, we will continue to look for new and innovative ways to bring new value and opportunity to the portfolio and position our Trust to excel in today's continually changing environment.

    Canetic's complete first quarter 2007 unaudited Financial Statements and
Notes and Management's Discussion and Analysis ("MD&A") are available on
Canetic's website at www.canetictrust.com or on SEDAR at www.sedar.com or on
EDGAR at www.edgar.com.

    All references are to Canadian dollars unless otherwise indicated.
Natural gas volumes recorded in thousand cubic feet ("mcf") are converted to barrels of oil equivalent ("boe") using the ratio of six (6) thousand cubic feet to one (1) barrel of oil ("bbl"). BOE's may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf: one (1) bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.

    ADVISORY

    Certain statements contained in this news release constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of applicable securities laws. All statements other than statements of historical fact may be forward looking statements.
Statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described can be profitably produced in the future.
    The use of any of the words "anticipate", "continue", "estimate",
"expect", "may", "will", "project", "could", "should", "believe", "intend",
"propose", "budget" and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements.
We believe the expectations reflected in the forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements are not guarantees of future performance and should not be unduly relied upon. These statements speak only as of the date of this news release.
    In particular, this news release contains forward-looking statements pertaining, directly or indirectly, to the following: business strategies;
production volumes; reserves volumes; operating and other costs and expenses;
commodity prices; future cash distribution levels and taxability; payout ratios; capital spending including timing, allocation and amounts of capital expenditures and the sources of funding thereof; sources of funding operations and distributions; debt levels; estimates of cash flow and funds flow from operations; the timing for bringing wells on stream; and future tax treatment of income trusts such as the Trust and unitholders.
    The forward-looking statements contained in this news release are based on a number of expectations and assumptions that may prove to be incorrect. In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things: that the Trust will continue to conduct its operations in a manner consistent with past operations; the continuance of existing (and in certain circumstances, proposed) tax and royalty regimes; the general continuance of current industry conditions; the accuracy of the estimates of the Trust's reserve volumes; the ability of
Canetic to obtain equipment, services and supplies in a timely manner to carry out its activities; the ability of Canetic to market oil and natural gas successfully; the timely receipt of required regulatory approvals; the ability of Canetic to obtain financing on acceptable terms; currency, exchange and interest rates; future oil and gas prices and future cost assumptions. No assurance can be given that these factors, expectations and assumptions will prove to be correct.
    The actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors set forth below and elsewhere in this news release: volatility in market prices for oil and natural gas; risks and liabilities inherent in oil and natural gas including operations, exploration, development, exploitation, production, marketing and transportation risks; uncertainties associated with estimating oil and natural gas reserves; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel; incorrect assessments of the value of acquisitions; geological, technical, drilling and processing problems; risks and uncertainties involving geology of oil and gas deposits; unanticipated operating results or production declines; fluctuations in foreign exchange, currency or interest rates and stock market volatility;
changes in laws and regulations changes including but not limited to those pertaining to income tax, environmental and regulatory matters; failure to realize the anticipated benefits of acquisitions; health, safety and environmental risks; and the other factors described in Canetic's public filings from time to time (including under "Risk Management" in the MD&A dated
May 9, 2007 and under "Risk Factors" in its Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

    The forward-looking statements contained in this news release are expressly qualified by this cautionary statement. Canetic undertakes no obligation to publicly update or revise any forward-looking statements except as expressly required by applicable securities law.

    NON-GAAP MEASURES

    This news release refers to certain financial measures that are not determined in accordance with GAAP. These measures as presented do not have any standardized meaning prescribed by GAAP and therefore they may not be comparable with calculations of similar measures for other companies or trusts.
    Management uses funds flow from operations, which we define as net earnings plus non-cash items before deducting non-cash working capital and asset retirement costs incurred to analyze operating performance and leverage.
Readers should refer to the "Funds Flow From Operations" section of the MD&A for a reconciliation of funds flow from operations.
    We use the term net debt, which we define as long-term debt and working capital, to analyze liquidity and capital resources. Readers should refer to the "Liquidity and Capital Resources" section of the MD&A for a reconciliation of net debt.
    We use the term payout ratio, which we define as cash distributions to unitholders divided by funds flow from operations, to analyze financial and operating performance. Readers should refer to the "Cash Distributions"
section of the MD&A for the calculation of payout ratio.
    We use the terms operating and cash netbacks to analyze margin and cash flow on each boe of production. Operating and cash netbacks should not be viewed as an alternative to cash flow from operating activities, net earnings per trust unit or other measures of financial performance calculated in accordance with GAAP. Readers should refer to the "Netbacks" section of the
MD&A for a reconciliation of operating and cash netbacks.
    We use the term total capitalization, which we define as net debt including convertible debentures plus unitholders' equity, to analyze leverage. Total capitalization is not intended to represent the total funds from equity and debt received by the Trust. Readers should refer to the
"Liquidity and Capital Resources" section of the MD&A for a reconciliation of total capitalization.
    Management believes that, in conjunction with results presented in accordance with GAAP, these measures assist in providing a more complete understanding of certain aspects of the Trust's results of operations and financial performance. Investors are cautioned however, that these measures should not be construed as an alternative to measures determined in accordance with GAAP as an indication of our performance.

    ADDITIONAL INFORMATION

    Additional information regarding the Trust and its business operations, including the Trust's annual information form for the year ended December 31,
2006, is available on the Trust's SEDAR company profile at www.sedar.com or the EDGAR company profile at www.edgar.com.
    Canetic is one of Canada's largest oil and gas royalty trusts. Canetic trust units and debentures are listed on the Toronto Stock Exchange under the symbols CNE.UN, CNE.DB.A, CNE.DB.B, CNE.DB.C, CNE.DB.D, and CNE.DB.E and the
trust units are listed on the New York Stock Exchange under the symbol CNE.

    <<
    CONSOLIDATED BALANCE SHEETS

                                                       March 31, December 31,
    ($CDN thousands)                                       2007         2006
    -------------------------------------------------------------------------
                                                     (unaudited)
    ASSETS
    Current Assets
      Accounts receivable                            $  251,405   $  261,498
      Prepaid expenses and deposits                      30,189       34,647
      Financial derivative asset                          4,493            -
    -------------------------------------------------------------------------
                                                        286,087      296,145
    Property, plant and equipment, net of
     amortization                                     4,573,181    4,597,654
    Goodwill                                            922,024      922,024
    Deferred financing charges, net of amortization           -        8,996
    Financial derivative asset                            3,161        6,157
    -------------------------------------------------------------------------
    Total assets                                     $5,784,453   $5,830,976
    -------------------------------------------------------------------------
    LIABILITIES AND UNITHOLDERS' EQUITY
    Current Liabilities
      Accounts payable and accrued liabilities       $  273,659   $  260,206
      Income taxes payable                               11,632       10,979
      Distributions payable                              43,117       51,933
      Convertible debentures                              1,490        1,697
      Financial derivative liability                     42,236        1,124
    -------------------------------------------------------------------------
                                                        372,134      325,939
    Bank debt                                         1,348,711    1,289,678
    Convertible debentures, net of deferred
     transaction costs                                  250,403      258,959
    Other long-term liabilities                           4,846        7,272
    Financial derivative liability                        5,797            -
    Future income taxes                                 221,572      250,339
    Asset retirement obligations                        193,620      191,874
    -------------------------------------------------------------------------
                                                      2,397,083    2,324,061
    Commitments and guarantees
    UNITHOLDERS' EQUITY
    Capital                                           4,240,983    4,224,470
    Convertible debentures                                6,584        6,584
    Deficit                                            (860,197)    (724,139)
    -------------------------------------------------------------------------
                                                      3,387,370    3,506,915
    -------------------------------------------------------------------------
    Total liabilities and unitholders' equity        $5,784,453   $5,830,976
    -------------------------------------------------------------------------

    CONSOLIDATED STATEMENTS OF EARNINGS,
    COMPREHENSIVE INCOME AND DEFICIT

                                                 Three Months Ended March 31
    -------------------------------------------------------------------------
    ($CDN thousands except per unit amounts)
    unaudited                                              2007         2006
    -------------------------------------------------------------------------
    REVENUE
      Petroleum and natural gas sales                $  366,209   $  350,346
      Royalty expense                                   (66,783)     (67,124)
    -------------------------------------------------------------------------
                                                        299,426      283,222
    -------------------------------------------------------------------------
    EXPENSES
      Operating                                          69,052       56,611
      Transportation                                      7,158        4,444
      General and administrative                         11,970       13,798
      Interest on bank debt                              15,889        9,186
      Interest on convertible debentures                  4,898          660
      Depletion, depreciation and amortization          176,440      150,518
      Accretion of asset retirement obligations           3,863        2,451
      Loss on financial derivatives                      41,705        3,095
    -------------------------------------------------------------------------
                                                        330,975      240,763
    -------------------------------------------------------------------------
    (Loss) earnings before taxes                        (31,549)      42,459
    Current income taxes                                  1,888           12
    Capital taxes                                         2,201        2,714
    Future income tax recovery                          (28,768)     (19,462)
    -------------------------------------------------------------------------
    NET (LOSS) EARNINGS AND
     COMPREHENSIVE (LOSS) INCOME                         (6,870)      59,195
    Deficit, beginning of period                       (724,139)    (363,712)
    Distributions declared                             (129,188)    (138,634)
    -------------------------------------------------------------------------
    Deficit, end of period                           $ (860,197)  $ (443,151)
    -------------------------------------------------------------------------
    Net (loss) earnings per unit
      Basic                                          $    (0.03)  $     0.29
      Diluted                                        $    (0.03)  $     0.29
    Weighted average units outstanding
      Basic                                             226,466      200,705
      Diluted                                           228,475      203,016
    -------------------------------------------------------------------------

    CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                 Three Months Ended March 31
    -------------------------------------------------------------------------
    ($CDN thousands) unaudited                             2007         2006
    -------------------------------------------------------------------------
    OPERATING ACTIVITIES
    Net (loss) earnings                              $   (6,870)  $   59,195
    Adjustments for:
      Unit-based compensation                              (153)       6,973
      Depletion, depreciation and amortization          176,440      150,518
      Accretion of asset retirement obligations           3,863        2,451
      Unrealized (gain) loss on financial
       derivatives                                       45,416       (4,934)
      Future income tax recovery                        (28,768)     (19,462)
      Accretion of deferred transaction costs               440            -
    Asset retirement costs incurred                      (3,387)      (3,456)
    Changes in non-cash operating working capital         4,488      (83,773)
    -------------------------------------------------------------------------
                                                        191,469      107,512
    -------------------------------------------------------------------------
    FINANCING ACTIVITIES
    Proceeds from bank debt                              59,033       90,548
    Proceeds from issuance of units, net of
     issue costs                                              -        4,339
    Distributions to unitholders                       (117,886)    (132,879)
    -------------------------------------------------------------------------
                                                        (58,853)     (37,992)
    -------------------------------------------------------------------------
    INVESTING ACTIVITIES
    Acquisition of petroleum and natural gas
     properties                                            (919)           -
    Disposition of petroleum and natural gas
     properties                                           2,957            -
    Capital expenditures                               (134,654)     (69,520)
    -------------------------------------------------------------------------
                                                       (132,616)     (69,520)
    -------------------------------------------------------------------------
    Cash beginning and end of period                 $        -   $        -
    -------------------------------------------------------------------------
    The Trust paid the following cash amounts:
      Interest paid                                  $   22,730   $   13,442

      Capital taxes paid                             $    7,402   $    6,446
    -------------------------------------------------------------------------
    >>

    %SEDAR: 00023165E          %CIK: 0001349237

    /For further information: or to receive a complete copy of Canetic's first quarter operating and financial results, including the MD&A and
Financial Statements free of charge, please visit our website at
www.canetictrust.com or contact Canetic investor relations by email at:
Info(at)canetictrust.com or toll free telephone at 1-877-539-6300./
    (CNE.UN. CNE)

CO:  Canetic Resources Trust

CNW 16:32e 09-MAY-07